Exhibit 99.35

Notice to ASX/LSE

Rio Tinto announces indicative results of its EUR cash tender offer

28 March 2018

Rio Tinto has successfully used some of its surplus liquidity to further reduce gross debt and today it announces the indicative results of its European bond tender offer.

On 20 March 2018, Rio Tinto Finance plc (the “Company”) made an invitation to holders of its €750,000,000 2.000 per cent. Instruments due 11 May 2020 (the “2020 Notes”) and its €500,000,000 2.875 per cent. Instruments due 11 December 2024 (the “2024 Notes”, and together with the 2020 Notes, the “Notes”), each guaranteed by Rio Tinto plc and Rio Tinto Limited, to offer to sell up to approximately $850 million equivalent in aggregate principal amount of the Notes (the “Tender Offer”). The Tender Offer expired at 5.00pm Paris time on 27 March 2018.

The terms and conditions of the Tender Offer are described in the tender offer memorandum dated 20 March 2018 (the “Tender Offer Memorandum”). Capitalised terms not otherwise defined in this announcement have the same meaning as assigned to them in the Tender Offer Memorandum.

The following table provides the results of the Tender Offer on an indicative basis only:

Title of Notes	Issuer and Offeror	ISIN	Acceptance Priority Level	Indicative aggregate principal amount of Notes accepted for purchase	Indicative Tender Pro-Rating Factor
2020 Notes	Rio Tinto Finance plc	XS0863129135	1	€ 348,340,000	N/A
2024 Notes	Rio Tinto Finance plc	XS0863127279	2	€ 83,300,000	N/A
			Total	€ 431,640,000

Any Notes purchased will be cancelled and no longer remain outstanding.

The final Priority 1 Notes Acceptance Amount, Priority 2 Notes Acceptance Amount, Tender Offer Price, Accrued Interest, aggregate principal amount of the Notes of each series accepted for purchase and other pricing details will be determined using the methodology described in the Tender Offer Memorandum at or around 2.00pm, Paris time today and will be announced as soon as practicable thereafter. The settlement date for the Notes to be purchased is expected to be 29 March 2018.

As announced on 20 March 2018, Rio Tinto has also issued redemption notices for approximately $1.4 billion of four series of its US dollar-denominated notes maturing in 2021 and 2022. The redemption date will be 19 April 2018.

The Dealer Managers for the Tender Offer are Deutsche Bank AG, London Branch, HSBC Bank plc and Societe Generale.

Questions regarding the offers may be directed to:

Deutsche Bank AG, London Branch	HSBC Bank plc	Société Générale
London: +44 20 7545 8011	London: +44 20 7992 6237	Paris: +33 142 13 32 40

Questions regarding the offers may also be directed to the Tender Agent, Lucid Issuer Services Limited at +44 20 7704 0880 or at riotinto@lucid-is.com.

LEI: 213800YOEO5OQ72G2R82

Classification: 2.2. Inside information disclosed under article 17 of the Market Abuse Regulation

Contacts

media.enquiries@riotinto.com

riotinto.com

Follow @RioTinto on Twitter

Media Relations, United Kingdom

Illtud Harri

T +44 20 7781 1152

M +44 7920 503 600

David Outhwaite

T +44 20 7781 1623

M +44 7787 597 493

Investor Relations, United Kingdom

John Smelt

T +44 20 7781 1654

M +44 7879 642 675

David Ovington

T +44 20 7781 2051

M +44 7920 010 978

Nick Parkinson

T +44 20 7781 1552

M +44 7810 657 556

Media Relations, Australia

Jonathan Rose

T +61 3 9283 3088

M +61 447 028 913

Investor Relations, Australia

Natalie Worley

T +61 3 9283 3063

M +61 409 210 462

Rachel Storrs

T +61 3 9283 3628

M +61 417 401 018

Steve Allen Company Secretary Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

OFFER AND DISTRIBUTION RESTRICTIONS

The distribution of this notice in certain jurisdictions may be restricted by law. Persons into whose possession this notice or the Tender Offer Memorandum comes are required by each of the Company, the Dealer Managers and the Tender Agent to inform themselves about, and to observe, any such restrictions. Please also see the Tender Offer Memorandum for a fuller description of such restrictions.

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION IN RELATION TO THE NOTES FOR THE PURPOSES OF ARTICLE 7 OF THE MARKET ABUSE REGULATION (EU) 596/2014